Exhibit 2.4

Description of Rights of Securities

Our authorized capital stock consists of 92,900,000 Ordinary Shares, 800,000 Preferred A Shares, 2,600,000 Preferred A-1 Shares and 3,700,000 Preferred B Shares, nominal value NIS 0.03 each.

Ordinary Shares

As of May 16, 2022, we have issued and outstanding 22,360,987 Ordinary Shares. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SBET.” The transfer agent for our ordinary shares is American Stock Transfer & Trust Company, and its address is 6201 15th Avenue Brooklyn, NY 11219.

The rights attached to the Ordinary Shares are as follows:

●	equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the company. Each one of the Ordinary Shares will confer upon the holder a single vote at every general meeting of the company at which the holder participates and votes, by himself/herself, by agent, or by proxy.

●	equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation (as defined below) and the company’s total issued and outstanding share capital.

●	equal right to participate in a distribution of the company’s assets available for distribution, in the event of liquidation or winding-up of the company, pari-passu with the Preferred Shares (on an as-converted basis).

Preferred A-1 Shares and Preferred B Shares

The Company’s authorized shares capital includes Preferred Stock of the following classes, the rights, terms and preferences of which are summarized below: Preferred A Shares, Preferred A-1 Shares, and Preferred B Shares. As of May 16, 2022, the Company has 54,737 Preferred A-1 Shares and 124,810 Preferred B Shares issued and outstanding.

Preferred A Shares

All issued Preferred A Shares have been converted to Ordinary Shares, and the Company does not intend to issue additional Preferred A Shares.

Preferred A-1 Shares

Preferred A-1 Shares have equal rights to the Ordinary Shares and are convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that the Preferred A-1 Shares shall not be converted to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s affiliates and any persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder (the “Beneficial Ownership Limitation”).

Prior to conversion into Ordinary Shares, the Preferred A-1 Shares are entitled to the following rights:

●	equal rights to receive dividends, if and when distributed to holders of Ordinary Shares, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation);

●	equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari passu with the Ordinary Shares; and

●	equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation). The rights attached to any class (other than modifications to the Beneficial Ownership Limitation, which may not be modified) may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

Preferred B Shares

The Preferred B Shares shall be non-voting shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the Beneficial Ownership Limitation.

Prior to conversion into Ordinary Shares, the Preferred B Shares are entitled to the following rights:

●	until the second anniversary of their issuance, a right to receive cumulative dividends at the rate per share (as a percentage of the Preferred B Shares’ Per Preferred Share Purchase Price) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the date of issuance and on each conversion (with respect only to Preferred B Shares being converted) (each such date, a “Dividend Payment Date”) in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable Preferred A-1 Shares, or a combination thereof. Dividends on the Preferred B Shares shall be calculated on the basis of a 360-day year, consisting of twelve 30 day periods, and shall accrue daily commencing on the date a Preferred B Share is issued, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. The payment of the dividends in Preferred A-1 Shares shall be made in a number of shares equal to the amount to be paid divided by the Per Preferred Share Purchase Price of the Preferred A-1 Shares as of the Dividend Payment Date;

●	a right to receive from the Company an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of the Company, before any distribution to the other securityholders of the Company;

●

a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event the Company issues or sells Ordinary Shares or Ordinary Share equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, other than in connection with an Exempt

Issuance (as such term is defined in the Revised Articles) and to a minimum price equal to the higher of: (A) $0.10 and (B) 20% of the closing price on the trading day immediately prior to the consummation of the Transaction; and

as long as 20.9% of the originally issued Preferred B Shares remain outstanding, unless the holders of at least 50.1%

of the Preferred B Shares shall otherwise consent in writing, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend charter documents in any manner that materially and adversely affects any rights of holders of the Preferred B Shares, (B) repay, repurchase or otherwise acquire more than a de minimis number of its Ordinary Shares, Ordinary Share equivalents or junior securities, subject to certain exceptions, (C) pay cash dividends or distributions to junior securities unless the Company has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends paid to the Ordinary Shares, (D) enter into any transaction with any Affiliates of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arms’-length basis and approved by a majority of the disinterested directors of the Company, or (E) enter into any agreement with respect to any of the foregoing.

Pre-Funded Warrants

As of May 16, 2022, the Company 1,253,592 pre-funded warrants issued and outstanding(the “Prefunded Warrants”). Each Prefunded Warrant allows its holder to purchase an Ordinary Share for $0.01.

Exercise of the Prefunded Warrants will be limited by the Beneficial Ownership Limitation. The Prefunded Warrants may be exercised by payment of the exercise price in cash or on a cashless basis by forfeiture of Prefunded Warrants equal in value to the exercise price. The Prefunded Warrants will be subject to standard anti-dilution adjustments. The Prefunded Warrants do not have an expiration date.

Regular Warrants

As of May 16, 2022, the Company 2,666,667 warrants to purchase Ordinary Shares issued and outstanding (the “Regular Warrants”). Each Regular Warrant has an exercise price of $4.50 per share. The Regular Warrants will first be eligible to be exercised on May 19, 2022 and will on expire on November 19, 2025. The Regular Warrants may be exercised only by payment of the exercise price in cash, unless at the time of exercise there is not a registration statement in place for the underlying shares of common stock, in which case the Regular Warrants will be eligible for net exercise by forfeiture of Regular Warrants with value equal to the exercise price. of the Exercise of the Prefunded Warrants will be limited by the Beneficial Ownership Limitation. The Regular Warrants are subject to standard anti-dilution adjustments.